On September 26, 2014, Cutrale-Safra issued a press release. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1

FOR IMMEDIATE RELEASE

CUTRALE-SAFRA COMMENTS ON CHIQUITA FYFFES ANNOUNCEMENT

NEW YORK, September 26, 2014 – Cutrale-Safra commented today on the joint statement issued earlier by Chiquita and Fyffes:

Cutrale-Safra is moving forward with its due diligence and expects to make its offer as expeditiously as possible. The revised Chiquita Fyffes transaction values the combined entity at $11.82 per share, based on unaffected stock trading prices, which is well below the $13 all cash certain Cutrale-Safra proposal. Furthermore, by adjourning rather than postponing the special meeting of its shareholders to October 24, the Chiquita board intentionally has disenfranchised a substantial number of present shareholders as they will not be able to vote at the October 24th meeting. The board's action to revise the Fyffes transaction agreement, with a substantially increased break-up fee to Fyffes but without warning to Cutrale-Safra and before Cutrale-Safra has had the opportunity to submit a revised proposal based on its due diligence, will do nothing more than cost the Chiquita shareholders money.

Cutrale-Safra has made clear and the investment marketplace has recognized the significant risks and issues inherent in the Chiquita-Fyffes combination, all of which cast serious doubts about the potential business performance of the combined ChiquitaFyffes and the ability of Chiquita shareholders to realize enhanced value for their investment. Fyffes continues to use a game plan of trying to hoodwink Chiquita investors with ongoing rejiggered information, ranging from suddenly found cost savings to "illustrative" stock price valuations to rescrambled combination terms. None of this can disguise the fact that the Chiquita--Fyffes combination is highly flawed and fraught with risks for Chiquita shareholders.

Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD ("Burlingtown"), and an affiliate of the Safra Group, Erichton Investments Ltd. ("Erichton" and, together with Burlingtown and Cavendish, "Cutrale-Safra"), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission ("SEC"), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 28, 2014, as it may be amended from time to time (the "Cutrale-Safra Proxy").

Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy, and any other documents filed by Cutrale-Safra with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.

FOR IMMEDIATE RELEASE

About Cutrale Group

The Cutrale Group refers to the global agribusiness operations owned by the Cutrale family. Entities within the Cutrale Group collectively make up one of the world’s most highly regarded agribusiness and juice companies in the world and one of the world’s leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices. The entities within the Cutrale Group together account for over one-third of the $5 billion orange juice market. The global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. The operations of the Cutrale Group entities have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group

The Safra Group refers to an international network of companies, businesses and operations controlled by Joseph Safra. The entities comprising the Safra Group conglomerate collectively have assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion, operate banks and invest in other businesses across North and South America, Europe, the Middle East and Asia. Throughout these markets, entities within the Safra Group have deep, long-term relationships with major market participants, enabling the Safra Group to greatly enhance the value of the competitive position of the businesses in which any of the entities within the Safra Group invests.

Media Contact:

Jeremy Fielding/Madisen Obiedo

Kekst and Company

(212) 521-4858/4866

Jeremy-Fielding@kekst.com/ Madisen-Obiedo@kekst.com

Investor Contact:

Scott Winter / Arthur Crozier

Innisfree M&A Incorporated

(212) 750-5833